(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER
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For Period Ended: September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

American Technology Corporation

Full Name of Registrant

N/A

Former Name if Applicable

15378 Avenue of Science, Ste 100

Address of Principal Executive Office (Street and Number)

San Diego, CA 92128

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filled on or before the fifth calendar day following the prescribed due date: and
	(c)	The accountant’s statement or other exhibit is required by Rule 12b-25(c) has been attached if applicable.

While the registrant is seeking to be in a position to file its Form 10-K by December 29, 2006, it is possible that the registrant will not be able to complete the review described below and file the Form 10-K on or before such date.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

American Technology Corporation (the “Company” is unable to timely an annual report on Form 10-K for its fiscal year ended September 30, 2006 without unreasonable effort or expense. As previously announced, the Company is conducting a voluntary review of its historical stock option and stock grants, and requires additional time to complete that review. The Audit Committee of the Company’s Board of Directors is leading the review with the assistance of outside legal counsel and outside accounting experts.

Option grants from the fiscal years ended September 30, 1998 to September 30, 2006 are being reviewed by the Audit Committee with the assistance of outside counsel. While the review is not complete, a preliminary determination has been made that measurement dates for accounting purposes may differ from recorded dates used for certain grants made from fiscal 1998 to fiscal 2004. While the review is ongoing, the information the Company has reviewed to date does not indicate misconduct or fraud by any member of the Company’s current management. The Company has not yet determined the appropriate non-cash adjustments to compensation expense or adjustments to the related tax effects of previous stock option and stock grants, or whether any such compensation charges would affect the Company’s expected results for the fiscal year ended September 30, 2006. However, depending on the results of the review, a material adjustment to the Company’s historical financial statements may be required. The Company plans to file its Form 10-K as promptly as practicable after the completion of the Audit Committee’s review, but is not able to predict with certainty when the Audit Committee’s work will be completed.

SEC 1344 (05-06)

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Thomas R. Brown (Name)	(858) (Area Code)	676-1112 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The information given below does not reflect the effect of any adjustments that may be required as a result of the Company’s voluntary review of its historical stock option and stock grants as discussed.

The Company expects to report in the Form 10-K revenues of approximately $8.9 million for the fiscal year ended September 30, 2006 as compared to the previous fiscal year’s revenues of $10.2 million. Gross profit for fiscal 2006 is expected to be approximately $2.8 million or 32% of revenues compared to $4.4 million or 43% of revenues in fiscal 2005. The Company expects selling, general and administrative expenses to be approximately $9.5 million compared to $9.1 million for fiscal 2005. The Company expects research and development expenses to decrease to $1.9 million compared to $4.6 million for fiscal 2005. Loss from operations is expected to be approximately $8.6 million for fiscal 2006 compared to $9.4 million for fiscal 2005.

Statements in this Notification of Late Filing on Form 12b-25 regarding American Technology Corporation’s financial information and the possible conclusions or determinations to be made by the Audit Committee are forward-looking statements and are subject to the Safe Harbor provisions created by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current information and expectations, and involve a number of risks and uncertainties. Actual results may differ materially from those projected in such statements due to various factors, including but not limited to, the final conclusions of the Audit Committee and the Company’s independent public accountants concerning matters related to the Company’s historical stock option and stock grants. More information about potential factors that could affect our business and financial results is included in the prospectus filed with the Securities and Exchange Commission on September 27, 2006 under the heading “Risk Factors.” You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Notification of Late Filing. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date any such statement is made.

American Technology Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 15, 2006	By:	/s/ THOMAS R. BROWN
Thomas R. Brown
Chief Executive Officer, President and Interim Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other that an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T (§232.13(b) of this chapter).

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